The Influence Board, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
The Influence Board, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC
Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 26, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	173,575	33,382
Accounts Receivable	70,000	14,000
Prepaid Expenses	-	10,000
Total Current Assets	243,575	57,382
Non-current Assets		
Intangible Assets: Software Development, net of Accumulated Depreciation	661,939	694,452
Total Non-Current Assets	661,939	694,452
TOTAL ASSETS	905,513	751,834
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	67,310	58,940
Due to Related Party	40,807	79,807
Accrued Expenses	28,922	16,930
Accrued Interest	27,103	19,603
Other Liabilities	7,157	389
Convertible Notes	125,000	-
Total Current Liabilities	296,299	175,670
Long-term Liabilities		
Convertible Notes	-	125,000
Total Long-Term Liabilities	-	125,000
TOTAL LIABILITIES	296,299	300,670
EQUITY		
Common Stock	3	2
Additional Paid in Capital	1,626,401	1,188,402
Accumulated Deficit	(1,017,190)	(737,239)
Total Equity	609,214	451,165
TOTAL LIABILITIES AND EQUITY	905,513	751,834

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Meeting Fees Revenue	36,620	35,315
Premium Service Fees Revenue	297,452	190,000
Other Revenue	6,196	8,138
Cost of Revenue - Meeting Fees Provided to Charities	36,438	37,713
Cost of Revenue	1,479	1,374
Gross Profit	302,351	194,366
Operating Expenses		
Advertising and Marketing	56,677	11,699
General and Administrative	326,343	264,574
Consulting - Related Party	100,500	41,500
Amortization	91,281	85,404
Total Operating Expenses	574,801	403,177
Operating Income (loss)	(272,451)	(208,811)
Other Income		
PPP Loan Forgiveness	-	17,573
Total Other Income	-	17,573
Other Expense		
Interest Expense	7,500	7,500
Total Other Expense	7,500	7,500
Net Income(loss)	(279,951)	(198,738)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(279,951)	(198,738)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	91,281	85,404
Accounts Payable and Accrued Expenses	8,370	25,461
Due to Related Parties	(39,000)	(15,000)
Accrued Interest	7,500	7,500
Accounts Receivable	(56,000)	(4,000)
Prepaids	10,000	(10,000)
Deferred Revenue	11,992	16,930
Other	6,768	263
PPP Loan Forgiveness	-	(17,573)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	40,910	88,985
Net Cash provided by (used in) Operating Activities	(239,040)	(109,753)
INVESTING ACTIVITIES		
Software Development	(58,767)	(112,203)
Net Cash provided by (used by) Investing Activities	(58,767)	(112,203)
FINANCING ACTIVITIES		
Issuance of Common Stock	-	1
Additional paid in capital	437,999	244,999
Net Cash provided by (used in) Financing Activities	437,999	245,000
Cash at the beginning of period	33,382	10,338
Net Cash increase (decrease) for period	140,192	23,044
Cash at end of period	173,574	33,382

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2021	1,614	2	943,402	(538,501)	404,903
Issuance of Common Stock	82	-	245,000	-	245,000
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	(198,738)	(198,738)
Ending Balance 12/31/2021	1,696	2	1,188,402	(737,239)	451,165
Issuance of Common Stock	146	1	-	-	1
Additional Paid in Capital	-	-	438,000	-	438,000
Net Income (Loss)	-		-	(279,951)	(279,951)
Ending Balance 12/31/2022	1,842	3	1,626,402	(1,017,190)	609,215

The Influence Board, Inc
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

The Company was formed in 2012 in Colorado. An initial internet-based Platform was developed to allow a salesperson (Vendor) to meet with an Executive via an 'Auction' model. Initial deployment of this method quickly showed that such meetings were rarely productive for either of the parties because the salesperson who had the most money in order to win the auction did not necessarily have a topic of interest for the Executive. The concept was shelved for the time being.

Then in 2017, the current Influence Board platform was developed that included a number of strategies to much better match the interests of the salesperson and the Executive. A number of features included in the new Platform are now patented. The Platform provides a salesperson (Vendor) a very efficient AND effective was to meet with their targeted Prospect (Executive) in exchange for a Meeting Fee (meeting value is established by the Executive) which is provided to the Executive's favorite charity via the Platform.

The Company has two primary drivers of revenue. First, when a Meeting is held via a Platform transaction, the Company receives an Admin fee of 17% in addition to the Meeting Fee (which is simply passed through to a Charity) that is provided by the Sales vendor. Second, the Company also provides contracted clients with a basket of Premium Services whereby the Company works to get client-specific meetings with typically very large and hard-to-reach Prospects.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise additional operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Platform Meeting Fees and Admin Fees are recorded as deferred revenue when the cash is received upon the Meeting Request being submitted by the salesperson (Vendor). These fees are then recognized as revenue at the time the meeting is completed.

Premium Services revenue is recognized the month the service is provided.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 10 years.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Software Development	10	912,807	(250,868)	-	661,939
Grand Total	**-**	**912,807**	**(250,868)**	**-**	**661,939**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value per Share	
Nonvested shares, January 1, 2021	-	$	-
Granted	38	$	-
Vested	(24)	$	-
Forfeited	-	$	-
Nonvested shares, December 31, 2021	14	$	-
Granted	16	$	-
Vested	(29)	$	-
Forfeited	-	$	-
Nonvested shares, December 31, 2022	1	$	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Colorado. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the periods ending December 31st, 2021 and 2022, the Company has paid $142,000 for services provided by Janium, a vendor to the company in which the founder of the company owns a 10% equity share.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements, totaling $125,000 for the purposes of funding operations. The interest on the notes was 6%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2023. The notes, along with any accrued interest, are convertible into shares of the Company's common stock at a share price of $1600 during a change of control or qualified financing event.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Notes Payable	125,000	6%	2023	125,000	-	125,000	27,103	-	125,000	125,000	19,603
Total				**125,000**	**-**	**125,000**	**27,103**	**-**	**125,000**	**125,000**	**19,603**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	125,000
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 1,000,000 of common shares with a par value of $0.001 per share. 1,720 shares were issued and outstanding as of 2021, and 1841 shares were issued and outstanding as of 2022. 54 shares have been granted to advisory board members since January 1, 2021. 24 shares of such were vested as of December 31, 2021, and 53 of such shares were vested as of December 31, 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 26, 2023, the date these financial statements were available to be issued.

In January of 2023, the Company entered into a signed letter of intent with Sandler Sales and Leadership Training. Sandler has operations in 30 countries globally and is one of the top training organizations in the US. This strategic partnership will promote the utilization of the Influence Board platform as a key method to having client prospect meetings with a very large group of salespersons starting in March of 2023.

In March of 2023, the Company received $100,000, at a pre-money valuation of 16M or $8434 per share, in exchange for 11.86 common stock and a 2.37 common stock warrant with a term of 60 months and a strike price of $8434.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.